SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

This report on Form 6-K of On Track Innovations Ltd. (the “Company”) is incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575 and 333-173075) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

ON TRACK INNOVATIONS LTD.

6-K ITEM

On Track Innovations announced that the Board of Directors of the Company extended the shareholders rights agreement dated January 12, 2009 (the “Rights Plan”), for additional two years.  Accordingly, the Rights Plan is in effect until January 10, 2014, or such later date as determined by the Board of Directors. In addition, the Board of Directors amended the definition of the term “Exercise Ratio”, as such term is defined in the Rights Plan, so that each right shall be exercisable into half, one, two or three Ordinary Shares, as shall be determined by OTI's Board of Directors.  The following document is attached hereto and incorporated by reference:

Exhibits

99.1
Rights Agreement, dated as of January 12, 2009, as amended and restated on January 11, 2012, between On Track Innovations Ltd. and Continental Stock Transfer & Trust Company, a New York Corporation, as a rights agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B).

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: January 11, 2012